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January 3, 2025

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C. 20549

Attn:	Uwem Bassey and Mitchell Austin

Re:	PodcastOne, Inc.
Registration Statement on Form S-3
Filed December 13, 2024
File No. 333-283818

Ladies and Gentlemen:

This firm is outside corporate and securities counsel to PodcastOne, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated December 20, 2024 (the “Letter”), relating to the Company’s Registration Statement on Form S-3 (File No. 333-283818) filed with the Commission on December 13, 2024 (the “Registration Statement”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement accordingly and concurrently herewith is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

{continued on following page}

Registration Statement on Form S-3

General

1.	Please revise the cover page and elsewhere to disclose the number of warrants covered by this registration statement. Also, please include a revised legality opinion that specifies the number of warrants covered by the legality opinion. Lastly, ensure you provide the selling stockholder disclosure required by Item 507 of Regulation S-K for the warrants.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page, throughout Amendment No. 1 and in the legality opinion accordingly. The Company has also revised the selling stockholder disclosure in Amendment No. 1 accordingly.

Signatures, page II-6

2.	We note your principal executive officer signed the registration on behalf of the registrant. Please also ensure your principal executive officer signs the registration statement in his individual capacity.

The Company respectfully acknowledges the Staff’s comment and has revised the signature page of Amendment No. 1 accordingly.

* * *

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or Amendment No. 1, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

cc:	PodcastOne, Inc. Kit Gray, President Aaron Sullivan, Chief Financial Officer

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